09057533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ajax Investments, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 322
(No. and Street)

Highland Park (City) Illinois (State) 60035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Gerrard 847/400-6221
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

1751 Lake Cook Road, Suite 400 (Address) (City) Illinois (State) 60015 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. Gerrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ajax Investments, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

member mng.

Title

Notary Public

OFFICIAL SEAL
YVETTE S RU
NOTARY PUBLIC - ST
MY COMMISSION E

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	15 - 16

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Ajax Investments, L.L.C.

We have audited the accompanying statement of financial condition of Ajax Investments, L.L.C. as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ajax Investments, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co. Ltd.

Certified Public Accountants

Deerfield, Illinois
February 23, 2009

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

an independent member of
BAKER TILLY
INTERNATIONAL

FINANCIAL STATEMENTS

Ajax Investments, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	385,741
Commissions receivable		496,691
Other		3,245
Total assets	$	885,677

LIABILITIES AND MEMBER'S CAPITAL

Commissions payable	$	499,465
Member's capital		386,212
	$	885,677

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF INCOME
Year ended December 31, 2008

Revenues	
Commissions	$ 4,816,540
Interest	4,038
	4,820,578
Expenses	
Commissions	4,361,026
Professional fees	91,990
Other operating expenses	40,058
	4,493,074
NET INCOME	$ 327,504

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2008

Member's capital, beginning of year	$	387,307
Net income for the year		327,504
Member contributions		31,401
Distributions to member		(360,000)
Member's capital, end of year	$	386,212

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2008

Cash flows from operating activities		
Net income	$	327,504
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in assets		
Commissions receivable		344,089
Other		(1,795)
Decrease in liabilities		
Commissions payable		(324,619)
Net cash provided by operating activities		345,179
Cash flows from financing activities		
Distributions paid to member		(360,000)
Contributions received from member		31,401
Net cash used in financing activities		(328,599)
NET INCREASE IN CASH AND CASH EQUIVALENTS		16,580
Cash and cash equivalents, beginning of year		369,161
Cash and cash equivalents, end of year	$	385,741

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

   Ajax Investments, L.L.C. (the Company) is a Delaware Limited Liability Company that is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The Company has regulatory authority to engage in a number of different lines of business. During 2008, the Company's business activities primarily consisted of a commission referral business, pursuant to which the Company introduced clients to securities corporations who provide investment advisory services for these clients. The Company did not take positions in securities or any assets on behalf of customers during the year. The Company is wholly-owned by Ajax Advisors, L.L.C. (Advisors).

2. Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

3. Revenue Recognition and Commissions Receivable

   The Company recognizes commission revenue as it is earned, based on the contractual agreements with the respective parties. Commissions receivable represent commissions earned as of December 31, 2008. Management evaluates collectibility based on the aging of the respective receivables and specific situations involved with individual transactions. At December 31, 2008, an allowance for doubtful accounts was not considered necessary.

4. Income Taxes

   The Company was established as a Limited Liability Company. Accordingly, net income is specifically allocated and taxed to the individual member. No income tax provision has been included in these financial statements.

5. Use of Estimates

   In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Fair Value of Financial Instruments

   The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

NOTE B - COMMISSIONS RECEIVABLE

Included in commissions receivable at December 31, 2008 is $333,333 due from one customer that is noninterest-bearing, uncollateralized, and due in one installment in 2009.

NOTE C - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $308,769, which was $58,769 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.62 to 1.

NOTE D - RELATED-PARTY TRANSACTIONS

Included in commissions revenue ($4,816,540) is $92,547 earned through an informal referral fee arrangement with an entity related through common ownership. At December 31, 2008, no amounts are due from this related entity.

Included in commissions expense ($4,361,026) is $263,477 that is a result of services performed by members of Advisors. At December 31, 2008, $96,137 is due to the members of Advisors as commissions payable.

The Company also incurred legal expenses, aggregating $46,730, resulting from services performed by a member of Advisors. This amount is included in professional fees ($91,990). At December 31, 2008, no amount was due to this member of Advisors for legal expenses.

NOTE E - LEASE OBLIGATIONS

The Company has an operating lease commitment for its office facility, requiring monthly payments of $1,886 through September 2009. The Company's operating lease for its prior office facility requires one final monthly payment of $806 in January 2009. Rent expense for these commitments for the year ended December 31, 2008 was $15,285.

Future minimum lease payments for this lease as of December 31, 2008 are as follows:

2009	$ 17,779

NOTE F - RISKS AND UNCERTAINTIES

1. Economic Dependence

The Company earned 79% of its revenues from three customers. At December 31, 2008, there were no commissions receivable due from these three customers. The ongoing operation of the Company is economically dependent on either its ability to continue doing business with these customers or to enter into contracts with other parties.

2. Concentration of Risk

The Company maintains its cash balances in one institution located in Chicago, Illinois. Interest-bearing accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, and noninterest-bearing accounts are fully insured by the FDIC. These temporary FDIC insurance limits remain in effect for participating institutions through December 31, 2009. At December 31, 2008, the Company had no uninsured cash balances.

SUPPLEMENTARY INFORMATION

Ajax Investments, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Total assets	$	885,677
Less nonallowable assets		76,404
Adjusted assets		809,273
Total liabilities		499,465
Net capital before haircuts on securities positions		309,808
Less haircuts on securities positions (cash equivalents)		1,039
Net capital		308,769
Minimum adjusted net capital required [greater of 6 2/3 % aggregate indebtedness ($33,298) or $250,000]		250,000
Excess net capital	$	58,769
Aggregate indebtedness		
Commissions payable	$	499,465
Ratio		
Aggregate indebtedness to net capital		1.62 to 1

There is no difference between the Company's computation of net capital per the unaudited December 31, 2008 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

Ajax Investments, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Ajax Investments, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be provided.

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Member of
Ajax Investments, L.L.C.

In planning and performing our audit of the financial statements of Ajax Investments, L.L.C. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate, at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Deerfield, Illinois
February 23, 2009

Ajax Investments, L.L.C.

Financial Statements and Independent Auditors' Report

December 31, 2008